Mail Stop 4720

August 26, 2009

Elliot S. Orol
Senior Vice President, General Counsel and Secretary
Tower Group, Inc.
120 Broadway (31st Floor)
New York, New York 10271

Scott W. Goodreau, Esq.
Senior Vice President, General Counsel, Administration and Corporate Relations,
and Secretary
Specialty Underwriters' Alliance, Inc.
222 S. Riverside Plaza
Suite 1600
Chicago, IL 60606-6001

> **Re:** **Tower Group, Inc.**
> **Registration Statement on Form S-4**
> **Filed July 31, 2009**
> **File No. 333-160961**
>
> **Specialty Underwriters' Alliance, Inc.**
> **PREM 14A**
> **Filed July 31, 2009**
> **File No. 000-50891**

Dear Messrs. Orol and Goodreau:

We have conducted a limited review of your filings. Our review was limited to legal issues and did not include a review of the financial statements and disclosures related to accounting issues. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>PREM 14A</u>

<u>General</u>

1. We are in the process of reviewing your Form 10-K for the period ended December 31, 2008. All outstanding comments related to the Form 10-K will need to be fully resolved before we can clear your proxy filing for mailing to shareholders.

2. Please review our comments below related to the Tower Group, Inc. Form S-4 and conform the related disclosure in your proxy filing accordingly.

<u>FORM S-4</u>

<u>General</u>

3. We are in the process of reviewing your Form 10-K for the period ended December 31, 2008. Please be advised that we will not be in a position to consider a request for acceleration of effectiveness of the registration statement on Form S-4 until we resolve all issues concerning the Form 10-K.

4. Please note that you are required to file with the Commission any written instructions, scripts, and outlines that will be used by any person that solicit proxies on behalf of the company through personal interview, telephone, or telegram, and all other soliciting material that will be furnished to the security holders of either company.

5. Please note that where we provide examples to illustrate what we mean by our comments, they are examples and not complete lists. If our comments are applicable to portions of the filings that we have not cited as examples, please make the appropriate changes in accordance with our comments.

6. We note that the legal opinion and consent have not been filed. We will need time to review these exhibits once they have been filed. Please file them as soon as practicable.

Registration Statement Cover Page

7. We note your statement in footnote (1) to the fee table that you will file an amendment to this registration statement to reflect the increase in the number of shares of Tower common stock to be issued. Please note that you cannot register additional shares on a post-effective amendment. Accordingly, please delete the reference in footnote (1) to registering new shares by amendment. You may file a new registration statement to register the shares pursuant to Rule 462(b) or Rule 429. A registration statement filed under Rule 462(b) would become effective automatically upon filing but would be limited to the registration of an additional twenty percent of the shares. A registration statement filed under Rule 429 would not be limited as to the amount of shares that may be registered but would not be effective automatically.

Summary, page 2

8. Please revise your summary to include a reference to the table on page 58 that sets forth the merger consideration per share of SUA stock at various average Tower stock prices.

SUA's Reasons for the Merger, page 3

9. Please disclose Tower's A.M. Best Company rating and SUA's A.M. Best Company rating. Please also disclose the relative position of each company's rating on the overall A.M. Best rating scale (e.g. fourth highest of 16 ratings, third highest of 12 ratings, etc.).

Tower's Reasons for the Merger, page 3

10. Here and elsewhere as appropriate, please identify the source and amount of the substantial pool of capital that you indicate will be available to Tower as a result of the merger. To support your statement that the cost of this pool of capital will be attractive, please also quantify the cost of such capital and compare it to Tower's average cost of capital.

Material U.S. Federal Income Tax Consequences, page 4

11. Please state whether you might consider waiving the condition to consummation of the merger that tax opinions are received from each company's counsel indicating that the merger will be a Section 368(a) reorganization for tax purposes and that the merger will be tax-free to the

shareholders of SUA. If so, please state whether you would resolicit shareholder approval if such a waiver were to occur.

Conditions to Completion of the Merger, page 5

12. It appears that waiver of some of the conditions, including the condition regarding regulatory approvals, would result in material changes to your document potentially requiring recirculation. Please disclose whether you would recirculate your document if either of these or other material conditions were to be waived. If you would not, then please provide disclosure supporting your determination that recirculation would not be necessary.

Termination Fees and Expenses, page 6

13. Please summarize here the circumstances under which the termination fees and expenses are triggered. Similarly revise the risk factor on page 8 titled "Failure to complete the merger may negatively impact Tower's and SUA's respective businesses, financial conditions, results of operations, prospects and stock prices."

Risk Factors, page 8

Risks Relating to the Pending Merger, page 8

"The announcement and pendency of the merger could have an adverse effect on Tower's or SUA's stock price, businesses, financial conditions, results of operations or business prospects." page 9

14. Please advise us as to whether you are aware of any existing or potential challenges with third parties regarding the continuation of business and contractual relationships as a result of the merger or having Tower become a successor in interest to such agreements. If so, please provide a separate and appropriately-titled risk factor discussing such specific circumstances.

Risk Factors Relating to the Combined Company Following the Merger, page 11

"The parties must obtain governmental and other consents…" page 11

15. Please specifically disclose and discuss the principal federal and state agencies whose consent is required to complete the merger.

"The loss of key personnel could have a material adverse effect…" page 11

16. Please state whether each company maintains employment contracts with its

respective key personnel and disclose the term and termination provisions of the same if applicable.

17. To the extent that either company has experienced difficulties attracting and retaining key personnel, please revise to discuss these difficulties. Also, disclose whether any key personnel have plans to retire or leave employment in the near future.

"The market price of Tower common stock after the merger may be affected by factors different…" page 11

18. The risk you are disclosing is not clear. Please revise to explain what the different factors are which may affect the market price of Tower stock and what the potential effects to SUA shareholders might be.

"The shares of Tower common stock to be received by SUA stockholders as a result of the merger will have different rights…" page 13

19. Please revise this risk factor to provide specific examples of the rights that will be less advantageous to SUA stockholders as Tower stockholders.

Market Price and Dividend Information, page 28

20. Please update the stock prices to include the prices the day prior to the announcement of the merger as well as the prices as of the latest practicable date.

The Merger, page 30

Background of the Merger, page 30

21. We note you reference "SUA's senior management" and "management" throughout this section. In each circumstance, please revise the disclosure to specifically identify the name of each member of the SUA management team to which you are referring. We may have further comments.

22. Please expand your discussion of the SUA board and management's ongoing review and assessment of opportunities for strategic growth. For example, in evaluating strategic transactions, if you were looking for companies of a particular size or with specific attributes, please include this information in the

discussion. Additionally, describe the types of strategic transactions that were considered.

23. Please provide more detail regarding the private equity fund with experience in investing in the insurance industry which indicated that it might be interested in sponsoring a "going-private" transaction. Did this firm propose specific terms for such a transaction? Did the board evaluate those terms?

24. Please clarify whether, in addition to its decision not to agree to the extended exclusivity period sought by Company 1 as described on page 31, the SUA board evaluated the other material terms of Company 1's proposal and what conclusions the board made regarding the proposed transaction. Please disclose the size of Company 1 and its relevant attributes.

25. In addition to the $50,000 previously paid to FBR in connection with the earlier unsolicited proposals, please disclose any other fees paid to FBR by Tower, SUA or any of their respective affiliates or representatives.

26. In accordance with Rule 418, please provide us supplementally with copies of any non-public information — documents, financial forecasts, projections and presentations — used by SUA to evaluate the strategic transactions referenced, including any materials provided by FBR in the March 23, 2009 meeting with the Strategic Review Committee. We may have additional comments.

27. At a meeting on April 3, 2009, the Strategic Review Committee and FBR discussed potential third parties that might be interested in exploring a potential transaction with SUA. Please disclose what types of companies were discussed and how such parties were identified. Disclose how the list of 34 prospective parties approved by the Strategic Review Committee was derived.

28. Please provide greater detail regarding Company 2 and Company 3, including the size of each company and its relevant attributes.

29. Explain why Company 1's proposal was determined not to be adequate by SUA's board of directors. See comment 30 above.

30. Please identify the type of entity Company 4 was, its size and relevant attributes. Please explain in greater detail why the Strategic Review Committee concluded that Company 4's indication of interest was inadequate in light of Tower's proposal.

SUA's Reasons for the Merger, page 36

Form and Value of Per Share Merger Consideration and Business Condition and
Prospects of SUA, page 36

31. We note that Tower's offer was viewed by SUA's board of directors as
presenting the best value available to SUA stockholders. Here, and in the
Background to the Merger section as appropriate, please expand your
disclosure regarding this determination. For example, you reference "an
extensive market test" conducted by SUA and FBR. Please describe the
specific factors and attributes of the Tower offer which made it superior to the
other transactions considered.

Terms of the Merger Agreement, page 37

32. Here and in the related section under "Tower's Reason's for the Merger,"
please disclose the period of time during which SUA may exercise its "walk-
away" right.

Opinion of SUA's Financial Advisor, page 39

33. Please identify the members of SUA's management which FBR met with, as
referenced on page 40.

34. Please delete the statement on page 40 that this summary is "qualified in its
entirety by reference to the full text of the opinion."

35. As indicated in the disclosure on page 40, it appears that SUA and their
advisors were provided forward-looking financial information related to
Tower's prospects. Please provide this information to the staff and disclose it
in the filing. Similarly, if Tower received forward looking financial
information regarding SUA's prospects that information should be provided to
the staff and disclosed in the filing.

Comparable Companies Analysis, page 42

36. Please disclose in more detail the criteria used to select the property and
casualty insurance companies used in this analysis. For example, for each
factor identified, such as size or target market, please provide a description of
the selection criteria or range considered. If any company met the criteria but
was excluded from the analysis, please identify the company and explain why
it was excluded.

Comparable Acquisitions Analysis, page 43

37. Please disclose in more detail the criteria, in addition to aggregate transaction value, that were used to select the comparable transactions used in this analysis. If any transaction met the criteria but was excluded from the analysis, please identify the transaction and explain why it was excluded.

Miscellaneous, page 45

38. Please quantify the amount of fees FBR received from both Tower and SUA for services rendered other than in connection with the merger during the last two completed fiscal years.

Material U. S. Federal Income Tax Consequences, pages 55-57

39. We note that you include disclosure regarding the tax opinion that will need to be delivered as a condition to the closing of the merger transaction and what conclusions that that opinion will need to address. However, this section of the prospectus should include a discussion of the material tax consequences of the merger to the SUA shareholders based upon a separate opinion of counsel that addresses the tax consequences to the shareholders of SUA as a result of the merger. The discussion must also clearly explain counsel's opinion regarding such material tax consequences in addition to discussing the tax consequences. The supporting opinion will need to be executed and delivered to the company prior to effectiveness and filed as an exhibit to the S-4. Consent to the filing of the exhibit and to the use of counsel's name regarding the disclosure and the opinion in the prospectus should also be filed as an exhibit.

40. Although consummation of the merger may be contingent upon the receipt of additional tax opinions prior to the closing, the purpose of this section is to describe the material federal tax consequences to the shareholders of SUA and the supporting tax opinion that counsel has filed with the registration statement. Therefore, you should consider eliminating from this section of the prospectus references to those additional tax opinions which are to be delivered to the parties after effectiveness as a condition to closing of the merger transaction. These other opinions and the condition requiring receipt of such opinions prior to consummation of the merger are already discussed elsewhere in the prospectus.

The Merger Agreement, page 58

SUA Walk-Away Right; Tower Top-Up Right, page 59

> 41. On page 59, you indicate that SUA's management would "carefully consider the interests of SUA and its stockholders" in deciding whether to exercise its walk-away rights, if those rights are triggered. Please include disclosure in the forepart of the prospectus discussing the specific factors that the management of SUA would consider in determining what would be in the best interests of the SUA shareholders.

Governance Matters upon Completion of the Merger, page 61

Conditions to Completion of the Merger, page 61

Conditions to each party's obligation to effect the merger, page 62

> 42. Please reference required US federal government approvals in addition to the California and Illinois insurance department approvals.

Representations and Warranties, page 63

> 43. Please indicate which representations and warranties are qualified as to materiality or material adverse effect.

Other Covenants and Agreements, page 71

Certain Partner Agent Program Agreement Amendments and Other Partner Agent Matters, page 71

> 44. Please provide more detail regarding the partner agent agreements. Do these agreements contain change in control or termination provisions that are triggered by the merger? Are these agreements material to SUA?

SUA Corporate Governance, page 80

Code of Business Conduct and Ethics, page 81

> 45. Please confirm whether SUA will disclose any amendments to, or waivers from, any provisions of its Code of Business Conduct and Ethics on its website as well.

SUA Security Ownership of Certain Beneficial Owners and Management, page 87

46. Please update the security ownership table to be as of the most recent practicable date.

47. Please confirm to us that the number of shares set forth in the security ownership table includes all shares underlying options exercisable within 60 days of the date selected. Please also include a footnote to that effect.

Where You Can Find More Information, page 97

Tower Filings, page 99

48. Please update the list of filings to reference the Form 10-Q for the quarter ended June 30, 2009 and the Current Report on Form 8-K filed August 5, 2009.

Tower Filings, page 99

49. Please update the list of filings to reference the Form 10-Q for the quarter ended June 30, 2009 and the Current Reports on Form 8-K and Form 8-K/A filed August 11, 2009.

Annex A Amended and Restated Agreement and Plan of Merger, executed on July 22, 2009 and effective as of June 21, 2009, by and among Tower, SUA and Merger Sub, page A-1

50. Please provide a description of the attachments, exhibits and schedules to the merger agreement that you have not filed publicly and include your agreement to provide these items to the Commission upon request.

Annex B Fairness Opinion of FBR Capital Markets & Co., dated June 21, 2009, page B-1

51. We note that the first sentence of the penultimate paragraph of the FBR opinion on page B-4 states that the FBR letter "does not confer rights or remedies upon the shareholders of the Company or the Purchaser." Because it is inconsistent with the disclosures relating to the opinion, please delete this limitation on reliance by shareholders.

Exhibits and Financial Schedules, page II-2

      52. Please file the proxy card as an exhibit to your filing and provide us
          supplementally with a copy of the proxy card prior to filing.

*   *   *

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Nandini Acharya at (202) 551-3495 or me at (202) 551-3715 with any questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Christopher Doyle, Esq.
        Stroock & Stroock & Lavan LLP
        180 Maiden Lane
        New York, NY 10038

cc: Matthew W. Blair, Esq.
        Debevoise & Plimpton LLP
        919 Third Avenue
        New York, NY 10022